Exhibit 99

News

RiT TECHNOLOGIES ANNOUNCES $10 MILLION CONVERTIBLE LOAN
AGREEMENT WITH STINS COMAN

– The Loan Agreement is Subject to Shareholders Approval –

Tel Aviv, Israel – June 19, 2009 – RiT Technologies (NASDAQ: RITT) today announced that it has entered into a convertible loan agreement with STINS COMAN Incorporated (“STINS COMAN”), the largest shareholder of RiT.

According to the loan agreement, STINS COMAN agreed to extend to the Company a loan of up to $10 million. Other key terms of the loan agreement are as follows:

—	At any time beginning with October 1, 2009, RiT may call the loan from STINS COMAN, but no more than $5 million at one call (up to a maximum of $10 million) and at intervals of at least 30 days between each call.

—	The outstanding principal amount will accrue interest at an annual rate of 2.47%.

—	The outstanding principal amount and the interest accrued thereon are due and payable 36 months following receipt of the funds drawn at each call (the “Maturity Date”).

—	The loan is unsecured.

—	STINS COMAN has the right to convert, at any time, the outstanding principal amount and the interest accrued thereon, in whole or in part, into ordinary shares of RiT at a conversion price per share equal to the market price of RiT shares on NASDAQ on the day RiT had received the funds, plus a premium of 10%. The conversion is subject to a 30 days prior notice and to the execution of a definitive purchase agreement to be substantially similar to the Securities Purchase Agreement entered between the parties, dated September 11, 2008.

Mr. Sergey Anisimov, the Chairman of RiT and the President of STINS COMAN, commented: “This $10 million credit line, which will be granted to RiT on remarkable terms, especially in the current economic environment, is another indication of STINS COMAN’s commitment to RiT. I am confident that this loan will allow RiT the necessary funds to continue to focus on implementing its growth strategies.”

The closing of the transaction is subject to the approval of the Company’s shareholders. RiT plans to convene its 2009 annual shareholders meeting in the next few weeks in order to approve, among other things, the loan agreement. For further information about the transaction, see the Company’s Proxy Statement to be filed with the Securities and Exchange Commission on Form 6-K.

IMPORTANT NOTE: The securities to be offered in the convertible loan agreement will not be registered under the Securities Act of 1933, as amended (the “Act”) or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act and applicable state securities laws. This news release does not constitute an offer to purchase, sell or exchange or a solicitation of an offer to purchase, sell or exchange any securities of the Company.

RiT Technologies Ltd.

News

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.